UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Boardwalk Pipeline Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

096627 10 4

(CUSIP Number)

Michael E. McMahon

Senior Vice President and Secretary

Boardwalk Pipelines Holding Corp.

9 Greenway Plaza

Houston, Texas 77046

Phone : (713) 479-8059

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 096627104	Page 2 of 5 Pages

(1)	Name of Reporting Person Boardwalk Pipelines Holding Corp.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 125,586,133
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 125,586,133
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 125,586,133
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 50.2%(1)
(14)	Type of Reporting Person CO HC

(1)	Based on 250,296,782 Common Units Outstanding as of March 31, 2016.

SCHEDULE 13D

CUSIP No. 096627 10 4	Page 3 of 5 Pages

(1)	Name of Reporting Person Loews Corporation
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 125,586,133
	(8)	Shared Voting Power None
	(9)	Sole Dispositive Power 125,586,133
	(10)	Shared Dispositive Power None
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 125,586,133
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 50.2%(1)
(14)	Type of Reporting Person CO HC

(1)	Based on 250,296,782 Common Units Outstanding as of March 31, 2016.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

As described in Item 5 of this Schedule 13D, BPHC beneficially owns 125,586,133 common units, or approximately 50.2%, of the Common Units of the Issuer. In addition, as described in Item 2 of this Schedule 13D, BPHC directly or indirectly owns 100% of Boardwalk GP, LP, the general partner of the Issuer (the “General Partner”), and Boardwalk GP, LLC, the general partner of the General Partner (“GPLLC”). By virtue of its ownership of the Common Units covered by this Schedule 13D and, directly and indirectly, 100% of each of the General Partner and GPLLC, BPHC has the power to elect the entire Board of Directors of GPLLC, which serves as the Issuer’s board of directors. By virtue of its ownership of 100% of BPHC, Loews has the power to elect the entire Board of Directors of, and otherwise control, BPHC. As of the date of this Amendment No. 7 to Schedule 13D, of the eight directors of GPLLC, two are executive officers of Loews, one is a Senior Adviser and former executive officer of Loews, and one is a retired executive officer of Loews.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer’s management and the Board of Directors of GPLLC, either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may from time to time, and reserve the right to, consider, study, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among others, the acquisition of additional Common Units of the Issuer, including an acquisition or series of acquisitions or transaction that could result in a going private transaction governed by Rule 13e-3 under the Act. The Reporting Persons further reserve the right to change their intentions with respect to any of the foregoing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BOARDWALK PIPELINES HOLDING CORP.

Dated: June 24, 2016	By:	/s/ Jamie Buskill
Jamie Buskill
Senior Vice President, Chief Financial & Administrative Officer and Treasurer

LOEWS CORPORATION

Dated: June 24, 2016	By:	/s/ David B. Edelson
David B. Edelson
Senior Vice President and Chief Financial Officer

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